June 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Blake M. Grady

Re:	Politan Capital Management LP

Masimo Corporation

PRRN14A filed June 20, 2024 by Politan Capital Management LP, et al.

File No. 001-33642

Dear Mr. Grady:

This letter is being submitted on behalf of Politan Capital Management LP and certain of its affiliates and the other persons named as participants in the above referenced materials filed on Schedule PRRN14A on June 20, 2024 (such filing, the “Preliminary Proxy Statement”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated June 20, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have also included in each case the text of the applicable comment from the Comment Letter in italicized form below. Capitalized terms that are not otherwise defined have the meanings ascribed to them in the Preliminary Proxy Statement.

Revised Preliminary Proxy Statement filed June 20, 2024

General

1.	We note your disclosure on page 27 that "Politan believes that the decision regarding who should serve as the Company’s chief executive officer is one that the Board should make following the conclusion of the proxy contest with the information then available to the

Board," and that "the Politan Nominees have made no decisions regarding whether Mr.

Kiani should remain the Company’s chief executive officer following the proxy contest should they be elected to the Board." However, we understand that Mr. Koffey may have told Masimo’s independent directors that Mr. Koffey plans to place Mr. Kiani on administrative leave if Politan is successful in its proxy contest. Please revise accordingly or advise.

June 20, 2024

In response to the Staff’s comment, we confirm on Politan’s behalf that Politan has no current plans or intentions to place Mr. Kiani on administrative leave and Mr. Koffey does not recall ever making such a statement to the independent directors of the Company.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard Brand, Esq.

Richard Brand, Esq.

cc:	Quentin Koffey, Managing Partner and Chief Investment Officer, Politan Capital Management LP

Nick Ramphal, Cadwalader, Wickersham & Taft LLP